Mail Stop 4561

January 10, 2008

Roger J. Braunfeld
c/o XShares Advisors LLC
420 Lexington Ave.
New York, New York 10170

Re: AirShares™ EU Carbon Allowances Fund
Registration Statement on Form S-1
Registration No. 333-145448
Filed August December 14, 2007

Dear Mr. Braunfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please submit your response letter dated December 20, 2007 and all future response letters as a correspondence file on Edgar.

2. Please reinsert the cover page risk factors.

3. We note that the Kyoto Protocol was addressed at the 2007 United Nations Climate Change Conference held in Bali, Indonesia. Please update your disclosure as necessary to reflect any material developments from this conference

including the likelihood of the extension of the Kyoto Protocol beyond the first commitment period (December 31, 2012).

Subscription Minimum, page 8

4.   We note your response to comment 7. We also note that in this section you disclose that Sponsor affiliates may purchase Shares that will count toward the Subscription Minimum. Please reconcile this inconsistency.

Description of ECX CFI Futures Contracts, page 28

5.   We note your response to comments 15 and 20 and your risk factor disclosure that data regarding phase I trading of ECX CFI Futures Contracts may not be representative of phase II trading. However, we continue to believe that disclosure regarding the liquidity, performance and volatility of phase I EUA trading is relevant to an investment decision in this product. Please revise the prospectus to include such disclosure along with an explanation of the reasons why you believe phase II trading will be substantially different.

Charges and Expenses, page 33

6.   We note your response to prior comment 25. Additionally, please make the same clarification (that the sponsor will be responsible for paying the expenses of the commodity trading advisor from the management fees collected) within the Section "CHARGES AND EXPENSES" on page 33 and throughout your filing, as appropriate.

Conflicts of Interest, page 38

7.   We note your response to comment 17. Please add the management fee conflict of interest example to "The Sponsor" conflicts of interest disclosure on page 38.

Financial Statements

8.   We note your responses to prior comments 32 through 34. In addition to providing audited financial statements for AirShares EU Carbon Allowances Fund, please also provide an audited balance sheet for XShares Advisors LLC as of the end of its most recent fiscal year in an amended Form S-1.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron, Accountant at 202-551-3439 or Kevin Woody, Branch Chief Accountant, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Yasho Lahiri (*via facsimile*)